Exhibit 99.1

The9 Establishes Joint Venture to Operate New MIR Game

Joint Venture Partner Committed Annual Revenue of RMB600 Million, Annual Profit of RMB200 Million and Annual Increase of 30%

Shanghai China, August 22, 2024 — The9 Limited (Nasdaq: NCTY) (“The9”), an established Internet company, today announced that its wholly-owned subsidiary Shanghai The9 Information Technology Co., Ltd. signed a joint venture agreement (hereinafter referred to as the "Agreement") with Zhejiang Huanyu Network Technology Co., Ltd. (hereinafter referred to as "Huanyu"), a Chinese game development and operation company. The Joint Venture will become one of The9's consolidated subsidiaries to operate the mobile and PC versions of the new MIR game: MIR M, in which The9 holds a 51% stake and Huanyu holds a 49% stake.

Pursuant to the Agreement, Huanyu promised to guide its existing MIR and related game users to the Joint Venture to ensure the smooth operation of MIR M by the Joint Venture. All after-tax profits of the Joint Venture will be distributed as dividends every quarter according to the shareholding ratio of the Joint Venture partners. Huanyu committed that the Joint Venture will have a game revenue of at least RMB600 million (approximately US$84 million) and a profit of RMB200 million (approximately US$28 million) in 2025, and that the game revenue and profit will increase by at least 30% annually in 2026 and 2027.

The9 promised to grant Huanyu The9 restricted shares. The amount will be RMB 98 million / US dollar to RMB exchange rate on the date of issuance / NCTY share price on the date of issuance. The shares will be issued 5 working days after the Joint Venture submits all relevant materials for applying for the Internet Content Provider license to the local government and obtains an application receipt. These restricted shares will be unlocked in stages according to Huanyu's commitment to the Joint Venture's 2025 business results. If the 2025 business results commitment is achieved, The9 will grant Huanyu the second batch of restricted shares according to this mechanism. If the 2026 business results commitment is achieved, The9 will grant Huanyu the third batch of restricted shares according to this mechanism.

Zhu Jun, Chairman and CEO of The9, said: "MIR is a benchmark product in the history of Chinese online games. According to unofficial statistics, MIR games have annual revenue of more than RMB20 billion.

1. Thanks to all MIR games operators for their best efforts in the past 10 years to keep MIR players in the MIR ecosystem;

2. MIR M is different from all the other MIR games on the market. It uses Unreal Engine 4 to create and present top-level graphics, and upgrade traditional MIR games;

3. As Father of MIR, Wemade is well aware of the truth that Chinese games should be made in China. Wemade has formed a very experienced Chinese game development team. They conducted in-depth research and understand the preferences of Chinese MIR players. After about 2 years of dedicated creation, they have created the ultimate MIR;

4. As the exclusive licensee of MIR M in China, The9 is well aware that the key to MIR M success lies in the operators of MIR in the market and the MIR fan groups they control. I believe that the new generation of MIR and our originally created game marketing strategy will make the influence of MIR IP in China even higher;

5. Our total sales target for MIR M in 2025 is RMB2 billion. We will continue to work with different game operating companies to attract MIR type game users to MIR M using this most effective way. The revenue commitment of RMB600 million in the agreement with Huanyu is just the beginning..."

Safe Harbor Statement

This current report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond The9’s control. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The9’s goal and strategies; The9’s expansion plans; The9’s future business development, financial condition and results of operations; The9’s expectations regarding demand for, and market acceptance of, its products and services; The9’s expectations regarding keeping and strengthening its relationships with business partners it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in The9’s filings with the SEC. All information provided in this announcement is as of the date hereof, and The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

The9 Limited

17 Floor,

No. 130, Wu Song Road,

Hong Kou District,

Shanghai 200080, PRC

About The9 Limited

The9 Limited (The9) is an Internet company listed on Nasdaq in 2004. The9 is committed to become a global diversified high-tech Internet company, and is engaged in online games operation, Bitcoin mining and AI investment businesses in different industries.

About Zhejiang Huanyu Network Technology Co., Ltd.

Zhejiang Huanyu Network Technology Co., Ltd. is a Chinese game development and operation company, mainly operating MIR and related games. The Group has more than 500 employees, more than 18 million game users, and more than 3.5 million paying users. The cumulative user payment amount exceeded RMB 1.7 billion.

Investor Relations Contact

Ms. Rebecca Cai
Investor Relations Specialist
The9 Limited
Tel: +86 (21) 6108-6080
Email: IR@corp.the9.com

Website: www.the9.com